The Collection LLC

Financial Statements
(With Independent Auditors’ Report Thereon)

December 31, 2016 and 2015

Independent Auditors’ Report

The Members
The Collection LLC:

We have audited the accompanying financial statements of The Collection LLC (the Company), which comprise the balance sheet as of December 31, 2016, and the related statements of operations and changes in members’ equity, and cash flows for the year then ended, and the related notes to financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amount and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Collection LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The 2015 and 2014 financial statements have not been audited, reviewed, or compiled and accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on them.

/s/ KKDLY LLC

Honolulu, Hawaii
February 27, 2017

THE COLLECTION LLC

Balance Sheets

December 31, 2016 and 2015

Assets	2016 (Audited)	2015 (Unaudited)
Cash	$ 34,002,132	$ 1,133,598
Real estate development costs	15,279,643	138,431,436
Total assets	$ 49,281,775	$ 139,565,034

Liabilities and Members' Equity
Liabilities:
Accounts payable and accrued expenses	$ 10,482,680	$ 23,232,853
Contingency reserve	3,019,570	—
Deposits	254,250	40,815,275
Retention payable	19,498,478	8,678,230
Loan payable	—	4,352,459
Total liabilities	33,254,978	77,078,817

Members' equity	16,026,797	62,486,217
Total liabilities and members' equity	$ 49,281,775	$ 139,565,034

THE COLLECTION LLC

Statements of Operations and Changes in Members' Equity

Years ended December 31, 2016, 2015, and 2014

	2016 (Audited)	2015 (Unaudited)	2014 (Unaudited)
Real estate sales, net	$303,761,796	$—	$—
Cost of sales	280,146,553	—	—
Gross profit	23,615,243	—	—

Operating expenses	—	—	91,771
Operating income (loss)	23,615,243	—	(91,771)

Other income (expense):
Other income	23,021	—	—
Other expense	—	(225,499)	—
Net income (loss)	23,638,264	(225,499)	(91,771)

Members' equity at beginning of year	62,486,217	46,794,081	—
Members' contributions	4,193,095	15,917,635	46,885,852
Distributions to members	(74,290,779)	—	—
Members' equity at end of year	$16,026,797	$62,486,217	$46,794,081

THE COLLECTION LLC

Statements of Cash Flows

Years Ended December 31, 2016, 2015, and 2014

	2016 (Audited)	2015 (Unaudited)	2014 (Unaudited)
Cash flows from operating activities:
Net income (loss)	$23,638,264	$(225,499)	$(91,771)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Changes in operating assets and liabilities:
Real estate development costs	123,151,793	(90,354,202)	(7,191,382)
Contingency reserve	3,019,570	—	—
Accounts payable and accrued expenses	(12,750,173)	20,389,775	2,843,078
Retention payable	10,820,248	8,476,107	202,123
Deposits	(40,561,025)	40,815,275	—
Net cash provided by (used in) operating activities	107,318,677	(20,898,544)	(4,237,952)

Cash flows from financing activities:
Distributions to members	(74,290,779)	—	—
Principal payments on debt	(129,297,992)	—	—
Proceeds from issuance of debt	124,945,533	4,352,459	—
Contributions from members	4,193,095	15,917,635	6,000,000
Net cash provided by (used in) financing activities	(74,450,143)	20,270,094	6,000,000
Net increase (decrease) in cash	32,868,534	(628,450)	1,762,048
Cash at beginning of year	1,133,598	1,762,048	—
Cash at end of year	$34,002,132	$1,133,598	$1,762,048

Supplemental cash flow information:
Interest paid	$1,904,860	$12,157	$—

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2016 (Audited) and 2015 (Unaudited)

(1)	Organization and Description of Business

On January 23, 2013, Block E LLC, a limited liability company was formed by A&B Properties, Inc., a Hawaii corporation. Block E LLC filed articles of amendment to change its company name to The Collection LLC on March 25, 2013. On August 29, 2014, the Company amended and restated its operating agreement (the Operating Agreement) and admitted Keawe Development LLC (Keawe), a Hawaii limited liability company (A&B Properties, Inc. as its sole member), N600 LLC (N600), a Hawaii limited liability company, and Armstrong Homes, Ltd. (AHL), a Hawaii corporation as members (the Members). A&B Properties, Inc. is the Manager and registered agent of the Company, responsible for the execution, filing and recording of documents, as necessary to comply with requirements of the operations of a limited liability company and to conduct business under the laws of the state of Hawaii or other applicable jurisdiction. The Company was formed primarily for the purpose of acquiring, owning, selling, leasing, developing and marketing real property commonly referred to as “The Collection”, comprised of a condominium high rise, townhouse units, and loft units totaling 465 residential fee simple units and 4 fee simple commercial units in Honolulu, Hawaii (the Project).

The Company commenced construction of the Project in November, 2014. As of December 31, 2016, 451 residential units were sold.

The Operating Agreement provides for distributions to N600 and AHL proportionately until their respective unpaid preferred amount, as defined, equals zero. Further distributions are then to be paid to Keawe until its unpaid preferred amount, as defined equals zero and then allocated 98 percent to Keawe and 2 percent to N600 and AHL in proportion to their respective economic interest.

Pursuant to the Operating Agreement, after giving effect to special allocations, as defined, profits of the Company are first allocated to reduce any negative capital accounts, as defined, to zero, then to the Members’ respective adjusted capital account up to their unpaid preferred amount, as defined. Additional profits are then allocated to Keawe’s capital account up to its unpaid preferred amount, as defined, and then allocated 98% to Keawe and 2% to N600 and AHL in proportion to their respective economic interest. Losses are first allocated to any Member with a capital account greater than its unpaid preferred amount and then to Keawe’s capital account until it equals zero. Additional losses are proportionately allocated to the Members’ with capital accounts equal to zero and then to all Members in proportion to their respective economic interest.

(2)	Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash accounts in a Hawaii bank, which as of December 31, 2016 and 2015 and at various times throughout the years then ended, exceeded federally insured limits.

Revenue Recognition

Profit on sales of real estate is recognized when title has passed, minimum down payment criterion are met, the terms of any note received are such as to satisfy continuing investment requirements and collectability of the note is reasonably assured, the risks and rewards of ownership have been transferred to the buyer, and there is no substantial continuing involvement with the property. If any of the aforementioned criteria are not met, profit is deferred and recognized under the cost recovery, deposit, or percentage of completion method.

Income Taxes

As a limited liability company, the Company is not a tax-paying entity for purposes of federal and state income taxes. Income or losses of the Company are reported on the Members’ income tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes. ASC Topic 740 clarifies the accounting for uncertain tax positions in an enterprise’s financial statements by prescribing a recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has determined that the Company does not have an uncertain tax position and associated unrecognized benefits that materially impact the financial statements or related disclosures.

As tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge.

(3)	Contingency Reserve

As of December 31, 2016, the Company has cash in bank amounting to $3,019,570, which is reserved for possible claims against or obligations of the Company arising out of the normal course of business as provided by the Operating Agreement and at the discretion of the Manager. The reserve was established using funds from distributable cash to the Members.

(4)	Debt

On October 31, 2014, the Company entered into a $177 million loan agreement with five unrelated financial institutions to finance the construction of the Project. Borrowings under the loan agreement bear interest at one-month Libor, plus 3 percent (3.24% at December 31, 2015). Drawings under the loan agreement were secured by the real property, the assignment of sales contracts and a limited repayment guaranty and a completion guaranty by the Manager.

At December 31, 2015, the outstanding balance of this loan was $4,352,459. The loan agreement contained certain financial and operational covenants including, the timely completion of the Project, and financial ratio and minimum ownership and guarantor tangible net worth requirements.

As of December 31, 2016, the Company had repaid in full all outstanding borrowings under the loan agreement and accrued interest thereon.

(5)	Deferred Financing Costs

As of December 31, 2016, Company incurred approximately $2,492,000 of financing costs related to the construction debt, which was capitalized as real estate development costs.

(6)	Related-Party Transactions

The Company recorded real estate sales at market prices to directors, officers and employees of the Manager and the Manager’s parent company of approximately $6,739,700 in 2016.
Developer Fee

In accordance with the Operating Agreement, the Manager has sole responsibility for the day-to-day oversight and administration of the Company’s business activities and internal affairs, including the management of cash and personnel. In consideration for such duties, the Operating Agreement provided for a fee (Developer Fee) to be paid to the Manager equal to 4% of the total cost of constructing the condominium units, reduced by certain costs, as defined and is estimated to total approximately $9,216,000 over the duration of the Project. The Developer Fee is payable monthly in the amount of $255,993 for 36 months provided, in the event all units of the project are sold, the remaining unpaid Developer Fee will be paid to the Manager. When the total cost of the Project is known, the Developer Fee will be calculated and any additional amounts owing to the Manager is to be paid within 30 days of such determination. The Developer Fee amounted to approximately $3,011,900 for the year ended December 31, 2016, and approximately $4,095,900 for the year ended December 31, 2015, which were capitalized as real estate development costs.

(7)	Commitments and Contingencies

In conjunction with provisions of the Company’s Operating Agreement, the Manager has recorded a reserve liability for possible claims against or obligations of the Company arising out of the normal course of business. The liability approximates 1% of total sales proceeds on the Project and was included in cost of sales of the Project for the year ended December 31, 2016. The contingency reserve amounted to $3,019,570 at December 31, 2016.

As of December 31, 2016, the Company has remaining commitments of approximately $974,000 under a construction contract and approved change orders thereon.

The general contractor of the Project has submitted a change order proposal in the amount of $4.2 million for various cost overruns it claims it incurred. Based on the terms of the construction agreement, the Company does not agree and is actively challenging the proposed claim.

(8)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 27, 2017, the date at which the financial statements were available to be issued and determined there were no other items to disclose.